SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Eldridge Dynamic Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

767 Fifth Avenue, Floor 17

New York, New York 10153

Telephone Number (including area code): (212) 895-2000

Name and address of agent for service of process:

Jeffrey Carter Iverson

Eldridge Dynamic Income Fund

767 Fifth Avenue, Floor 17

New York, New York 10153

With copies of Notices and Communications to:

Rajib Chanda

Neesa Patel Sood

Matthew C. Micklavzina

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒   NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 16th day of July 2026.

ELDRIDGE DYNAMIC INCOME FUND

By:	/s/ Nicholas Sandler
Name:	Nicholas Sandler
Title:	Chief Executive Officer and President

Attest:	/s/ Aaron Simkovich
Name:	Aaron Simkovich
Title:	Chief Financial Officer and Treasurer